UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 7)1

Neuberger Berman Real Estate Securities Income Fund Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

64190A103
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 8, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 64190A103

1	NAME OF REPORTING PERSON WESTERN INVESTMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,689,714.871
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,689,714.871
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,689,714.871
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 64190A103

1	NAME OF REPORTING PERSON ARTHUR D. LIPSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,689,714.871
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,689,714.871
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,689,714.871
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 64190A103

1	NAME OF REPORTING PERSON WESTERN INVESTMENT HEDGED PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 931,434
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 931,434
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 931,434
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 64190A103

1	NAME OF REPORTING PERSON WESTERN INVESTMENT ACTIVISM PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 755,473
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 755,473
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 755,473
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 64190A103

1	NAME OF REPORTING PERSON BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,116,347
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,116,347
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,116,347
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 64190A103

1	NAME OF REPORTING PERSON BENCHMARK PLUS PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 750,824
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 750,824
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,824
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 64190A103

1	NAME OF REPORTING PERSON BENCHMARK PLUS MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,867,171
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,867,171
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,867,171
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 64190A103

1	NAME OF REPORTING PERSON ROBERT FERGUSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,867,171
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,867,171
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,867,171
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 64190A103

1	NAME OF REPORTING PERSON SCOTT FRANZBLAU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,867,171
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,867,171
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,867,171
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 64190A103

The following constitutes Amendment No. 7 (“Amendment No. 7”) to the Schedule 13D filed by the undersigned.  This Amendment No. 7 amends the Schedule 13D as specifically set forth.

Item 3 is hereby amended and restated as follows:

The aggregate purchase price of the approximately 1,689,715 Shares beneficially owned by WILLC is approximately $26,572,059, including brokerage commissions. The Shares beneficially owned by WILLC consist of approximately 2,808 Shares, 900 of which were acquired with WILLC's working capital and approximately 1,908 of which were acquired through the Issuer’s dividend repurchase plan, 931,434 Shares that were acquired with WIHP's working capital and 755,473 Shares that were acquired with WIAP's working capital.  The aggregate purchase price of the 1,867,171 Shares beneficially owned by BPM is approximately $32,757,796, including brokerage commissions.  The Shares beneficially owned by BPM were acquired with the working capital of each of BPIP and BPP.

Item 5(a) is hereby amended and restated as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 71,883,782.851 Shares outstanding as of March 27, 2008, as reported in the Issuer’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 30, 2008.

As of the close of business on May 8, 2008, WIHP, WIAP, BPIP and BPP beneficially owned 931,434, 755,473, 1,116,347 and 750,824 Shares, respectively, constituting 1.3%, 1.1%, 1.6% and 1.0%, respectively, of the Shares outstanding.  Each of WILLC and Mr. Lipson beneficially owned approximately 1,689,715 Shares, constituting approximately 2.4% of the Shares outstanding.  Each of BPM, Mr. Franzblau and Mr. Ferguson beneficially owned 1,867,171 Shares, constituting approximately 2.6% of the Shares outstanding.

As the general partner and managing member of WIHP and WIAP, respectively, WILLC may be deemed to beneficially own the 1,686,907 Shares beneficially owned in the aggregate by WIHP and WIAP, in addition to the approximately 2,808 Shares it owns directly.  As the managing member of WILLC, Mr. Lipson may be deemed to beneficially own the approximately 1,689,715 Shares beneficially owned by WILLC.  As the managing member of BPIP and BPP, BPM may be deemed to beneficially own the 1,867,171 Shares beneficially owned in the aggregate by BPIP and BPP. As the managing members of BPM, Messrs. Franzblau and Ferguson may each be deemed to beneficially own the 1,867,171 Shares beneficially owned by BPM.

Item 5(c) is hereby amended to add the following:

(c)           Schedule A attached hereto reports all transactions in the Shares by the Reporting Persons during the last sixty days.  Except where otherwise noted, all of such transactions were effected in the open market.  After the close of business on March 7, 2008, Neuberger Berman Realty Income Fund, Inc. (“NRI”) merged with and into the Issuer.  As a result of the merger NRI stockholders received 1.409 Shares of the Issuer for each share of NRI common stock they previously held.  As a result, on March 10, 2008, the Reporting Persons received the following: 910,689 Shares to WIHP, 944,004 Shares to WIAP, 1,618 Shares to WILLC, 872,736 Shares to BPIP and 533,024 Shares to BPP.

CUSIP NO. 64190A103

Item 5(e) is hereby amended and restated as follows:

As of May 8, 2008, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

Item 6 is hereby amended to add the following:

As of the close of business on May 8, 2008, WIAP was a party to certain equity swap arrangements (the “Swap Arrangements”) with a financial institution (the “Bank”) as the counterparty.  Pursuant to these Swap Arrangements, WIAP is obligated to pay to the Bank the equity notional amount on a total of 150,000 Shares, subject to the Swap Arrangement (the “Reference Shares”) as of the beginning of the valuation period (which resets monthly), plus interest.  At the termination of the Swap Arrangements, the Bank is obligated to pay WIAP the market value of its interest in the Reference Shares as of the end of the valuation period.  Any dividends received by the Bank on the Reference Shares during the term of the Swap Arrangements will be paid to WIAP.  All balances will be cash settled and there will be no transfer to WIAP of voting or dispositive power over the Reference Shares.  The Swap Arrangements expire May 5, 2009.  Each of the Reporting Persons disclaims beneficial ownership of the Reference Shares except to the extent of his or its pecuniary interest therein.  The Reference Shares are not included as part of the totals, with respect to the Shares, disclosed herein by the Reporting Persons.

CUSIP NO. 64190A103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2008	WESTERN INVESTMENT LLC

	By:	/s/ Arthur D. Lipson
Name: Arthur D. Lipson
Title: Managing Member

WESTERN INVESTMENT HEDGED PARTNERS L.P.
By: Western Investment LLC,
Its General Partner

	By:	/s/ Arthur D. Lipson
Name: Arthur D. Lipson
Title: Managing Member

WESTERN INVESTMENT ACTIVISM PARTNERS LLC
By: Western Investment LLC,
Its Managing Member

	By:	/s/ Arthur D. Lipson
Name: Arthur D. Lipson
Title: Managing Member

/s/ Arthur D. Lipson
ARTHUR D. LIPSON

BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
By: Benchmark Plus Management, L.L.C.,
Its Managing Member

By:	/s/ Scott Franzblau
Name: Scott Franzblau
Title: Managing Member

By:	/s/ Robert Ferguson
Name: Robert Ferguson
Title: Managing Member

BENCHMARK PLUS PARTNERS, L.L.C.

By: Benchmark Plus Management, L.L.C.,
Its Managing Member

By:	/s/ Scott Franzblau
Name: Scott Franzblau
Title: Managing Member

By:	/s/ Robert Ferguson
Name: Robert Ferguson
Title: Managing Member

BENCHMARK PLUS MANAGEMENT, L.L.C.

By:	/s/ Scott Franzblau
Name: Scott Franzblau
Title: Managing Member

By:	/s/ Robert Ferguson
Name: Robert Ferguson
Title: Managing Member

/s/ Robert Ferguson
ROBERT FERGUSON

/s/ Scott Franzblau
SCOTT FRANZBLAU

CUSIP NO. 64190A103

SCHEDULE A

Transactions in the Shares of the Issuer During the Last 60 Days

Shares of Common Stock (Sold)	Price Per Share ($)	Date of Sale

WESTERN INVESTMENT HEDGED PARTNERS L.P.
(1,600)	10.8633	3/24/2008
(600)	10.9674	3/25/2008
(6,800)	10.8958	3/26/2008
(1,200)	10.5291	3/28/2008
(3,100)	10.3847	3/31/2008
(3,100)	10.7201	4/01/2008
(18,500)	11.1216	4/02/2008
(4,500)	11.2709	4/03/2008
(7,300)	11.2493	4/07/2008
(19,100)	11.3057	4/08/2008
(45,800)	10.8475	4/11/2008
(33,600)	11.1838	4/23/2008
(3,900)	11.2379	4/24/2008
(15,600)	11.5024	4/29/2008
(21,400)	11.4645	4/30/2008
(33,400)	11.5316	5/01/2008
(85,000)	11.6004	5/05/2008
(52,000)	11.2818	5/08/2008

WESTERN INVESTMENT ACTIVISM PARTNERS LLC
(1,600)	10.8633	3/24/2008
(6,700)	10.8958	3/26/2008
(1,300)	10.5297	3/28/2008
(3,100)	10.3847	3/31/2008
(3,000)	10.7200	4/01/2008
(18,400)	11.1216	4/02/2008

CUSIP NO. 64190A103

(4,600)	11.2710	4/03/2008
(500)	11.2674	4/04/2008
(7,400)	11.2493	4/07/2008
(19,200)	11.3057	4/08/2008
(45,800)	10.8475	4/11/2008
(33,600)	11.1838	4/23/2008
(4,000)	11.2354	4/24/2008
(30,600)	11.5910	4/28/2008
(42,200)	11.5022	4/29/2008
(28,400)	11.4642	4/30/2008
(42,645)	11.5314	5/01/2008
(85,100)	11.6003	5/05/2008
(52,100)	11.2816	5/08/2008
(150,000)	11.2599	5/08/2008

WESTERN INVESTMENT LLC
None

ARTHUR D. LIPSON
None

BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
(7,400)	9.6487	3/13/2008
(2,300)	9.8975	3/14/2008
(38,200)	11.1025	4/09/2008
(46,000)	11.0555	4/10/2008
(38,600)	11.2173	4/21/2008
(52,600)	11.0741	4/22/2008
(13,700)	11.1392	4/22/2008
(51,500)	11.5314	5/01/2008
(68,600)	11.6682	5/02/2008
(66,399)	11.6031	5/06/2008
(75,400)	11.4806	5/07/2008

CUSIP NO. 64190A103

BENCHMARK PLUS PARTNERS, L.L.C.
(7,300)	9.6487	3/13/2008
(2,200)	9.8975	3/14/2008
(38,100)	11.1025	4/09/2008
(46,000)	11.0555	4/10/2008
(34,300)	11.5313	5/01/2008
(45,800)	11.6681	5/02/2008
(50,200)	11.4805	5/07/2008

BENCHMARK PLUS MANAGEMENT, L.L.C.
None

SCOTT FRANZBLAU
None

ROBERT FERGUSON
None